Exhibit 99.2

GLOBAL MOFY METAVERSE LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	March 31, 2024	September 30, 2023
	(Unaudited)
ASSETS
Current Assets
Cash	$7,359,109	$10,437,580
Short-term investments	795,000	780,000
Accounts receivable, net	3,178,548	3,286,330
Advance to vendors	781,628	2,593,887
Loans receivable – current	5,156,070	287,829
Prepaid expenses and other current assets, net	578,260	507,336
Total current assets	17,848,615	17,892,962

Non-current assets
Long-term investment	276,997	—
Property and equipment, net	29,938	34,431
Intangible assets, net	28,752,921	6,505,792
Operating lease right-of-use assets	954,342	954,771
Loans receivable – noncurrent	—	447,505
Advance to vendor – noncurrent	1,858,357	1,020,874
Other non-current assets, net	6,313	262,986
Total non-current assets	31,878,868	9,226,359
Total Assets	$49,727,483	$27,119,321

LIABILITIES AND EQUITY
Current Liabilities
Short-term bank loans	$1,931,933	$2,442,609
Loans from third parties	22,852	22,615
Accounts payable	1,944,374	531,091
Advance from customers	1,025,481	345,838
Tax payable – current	4,589	1,555,059
Accrued expenses and other liabilities	553,299	555,440
Operating lease liabilities – current	318,824	293,040
Total current liabilities	5,801,352	5,745,692

Non-current Liabilities
Operating lease liabilities – noncurrent	449,726	556,674
Tax payable – noncurrent	3,489,981	—
Warrant liability	1,028,821	—
Total non-current liabilities	4,968,528	556,674
Total Liabilities	10,769,880	6,302,366

Commitments

Equity:
Ordinary shares (US$0.000002 par value, 25,000,000,000 shares authorized, 28,545,468 and 25,926,155 shares issued and outstanding as of March 31, 2024 and September 30, 2023, respectively)*	57	52
Additional paid-in capital	23,061,726	16,035,229
Statutory reserves	1,086,591	368,271
Retained earnings	15,529,581	5,158,115
Accumulated other comprehensive (loss)	(578,311)	(604,182)
Total Global Mofy Metaverse Limited shareholders’ equity	39,099,644	20,957,485
Non-controlling interests	(142,041)	(140,530)
Total equity	38,957,603	20,816,955
Total liabilities and equity	$49,727,483	$27,119,321

*	Retrospectively restated for effect of stock split and share reorganization (see Note 11).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GLOBAL MOFY METAVERSE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	For the Six Months Ended March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Revenues	$19,918,959	$12,823,586
Cost of revenues	(8,100,554)	(7,798,985)
Gross profit	11,818,405	5,024,601

Operating expenses:
Selling expenses	(361,792)	(98,893)
General and administrative expenses	(3,907,045)	(933,617)
Research and development expenses	(839,388)	(3,316,680)
Total operating expenses	(5,108,225)	(4,349,190)

Income from operations	6,710,180	675,411

Other income (expenses):
Interest income	204,254	36,693
Interest expenses	(117,858)	(46,312)
Issuance costs allocated to warrant liability	(823,846)	—
Change of fair value of warrant liability	6,743,319	—
Other income, net	40,134	36,748
Total other income, net	6,046,003	27,129

Income before income taxes	12,756,183	702,540
Income tax expense	(2,436,804)	(175,917)
Net income	10,319,379	526,623
Net loss attributable to non-controlling interest	(39)	(39)
Net income attributable to Global Mofy Metaverse Limited	$10,319,418	$526,662

Comprehensive income (loss)
Net income	$10,319,379	$526,623
Foreign currency translation gain	24,399	131,185
Total comprehensive income	10,343,778	657,808
Comprehensive loss attributable to non-controlling interests	(1,511)	(5,180)
Comprehensive income attributable to Global Mofy Metaverse Limited	$10,345,289	$662,988

Earnings per common share
– Basic*	$0.37	$0.02
– Diluted*	$0.36	$0.02

Weighted average number of common shares outstanding
– Basic*	27,830,578	24,254,421
– Diluted*	28,658,166	24,254,421

*	Retrospectively restated for effect of stock split and share reorganization (see Note 11).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GLOBAL MOFY METAVERSE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary shares		Additional paid-in	Subscription	Statutory	Accumulated (deficit)/retained	Accumulated other comprehensive	Non- controlling	Total
	Shares*	Amount*	capital	receivable	reserves	earnings	income	interests	Equity
		US$	US$	US$	US$	US$	US$	US$	US$
Balance as of September 30, 2022	23,618,037	$47	$5,112,181	$—	$39,620	$(1,065,073)	$(193,323)	$(143,561)	$3,749,891
Capital contribution	2,308,118	5	10,923,048	—	—	—	—	—	10,923,053
Net income for the year	—	—	—	—	—	526,662	—	(39)	526,623
Foreign currency translation adjustment	—	—	—	—	—	—	136,326	(5,141)	131,185
Balance as of March 31, 2023 (Unaudited)	25,926,155	$52	$16,035,229	$—	$39,620	$(538,411)	$(56,997)	$(148,741)	$15,330,752

Balance as of September 30, 2023	25,926,155	$52	$16,035,229	$—	$368,271	$5,158,115	$(604,182)	$(140,530)	$20,816,955
Adoption of ASC 326	—	—	—	—	—	770,368	—	—	770,368
Issuance of shares upon the completion of public offering	1,240,000	2	5,034,779	—	—	—	—	—	5,034,781
Issuance of shares through private placement	1,379,313	3	1,991,718	—	—	—	—	—	1,991,721
Net income for the year	—	—	—	—	—	10,319,418	—	(39)	10,319,379
Appropriation to statutory reserve	—	—	—	—	718,320	(718,320)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	25,871	(1,472)	24,399
Balance as of March 31, 2024 (Unaudited)	28,545,468	$57	$23,061,726	$—	$1,086,591	$15,529,581	$(578,311)	$(142,041)	$38,957,603

*	Retrospectively restated for effect of stock split and share reorganization (see Note 11).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GLOBAL MOFY METAVERSE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	For the Six Months Ended March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income	$10,319,379	$526,623
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,638,542	91,389
Amortization of operating lease right-of-use assets	429	73,991
(Recovery of) provision for doubtful accounts	(577,307)	112,240
Gains from short-term investment	(15,000)	—
Interest income	(191,399)	—
Change in fair value of warrant liability	(6,743,319)	—

Changes in operating assets and liabilities:
Accounts receivable, net	378,643)	(629,764)
Accounts receivable – related party	—	304,468
Advances to vendors	2,118,705	(2,039,692)
Prepayments and other assets	(12,791)	1,638,841)
Accounts payable	19,034	250,099
Advance from customers	679,643	(345,632)
Taxes payable	1,939,511	86,892
Accrued expenses and other liabilities	(2,142)	(1,949,375)
Lease liabilities	(81,164)	(91,774)
Net cash provided by (used in) operating activities	9,470,764	(1,971,693)

Cash flows from investing activities
Purchase of property and equipment	(3,367)	—
Purchase of intangible assets	(20,993,818)	(1,032,669)
Payment for long-term investments	(276,997)	—
Loans to third parties	(14,644,951)	(2,400,000)
Collection of loans to third parties	10,224,215	186,351
Net cash (used in) investing activities	(25,694,918)	(3,246,318)

Cash flows from financing activities
Borrowings from third parties	—	(220,037)
Repayments of third parties	—	131,162
Proceeds from short-term bank loans	1,151,305	1,694,010
Repayments of short-term bank loans	(1,661,981)	(272,129)
Deferred offering cost	198,540	(14,140)
Net proceeds from issuance of initial public offering	5,034,781	—
Net proceeds from issuance of ordinary shares and warrant with a private placement	8,940,017	—
Capital contributions	—	10,853,053
Net cash provided by (used in) financing activities	13,662,662	12,171,919

Effect of foreign exchange rate on cash	(516,979)	91,280
Net increase in cash	(3,078,471)	7,045,188
Cash at the beginning of the period	10,437,580	1,136,064
Cash at the end of the period	$7,359,109	$8,181,252

Supplemental disclosures of cash flow information:
Income taxes paid	$20,305	$—
Interest paid	$58,590	$43,144

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Global Mofy Metaverse Limited (“Global Mofy Cayman”) was incorporated on September 29, 2021 under the laws of the Cayman Islands with limited liability.

Global Mofy Cayman owns 100% of the equity interests of Global Mofy HK Limited (“Global Mofy HK”), a business company incorporated in accordance with the laws and regulations of Hong Kong on October 21, 2021.

Global Mofy HK owns 100% of the equity interests of Mofy Metaverse (Beijing) Technology Co., Ltd (“Global Mofy WFOE”), a business company incorporated in accordance with the laws and regulations of the People’s Republic of China (“China” or “PRC”) on December 09, 2021.

Global Mofy Cayman, Global Mofy HK, and Global Mofy WFOE are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the reorganization described below, the main operating activities of the Company were carried out by Global Mofy (Beijing) Technology Co., Ltd. (“Global Mofy China”) and its subsidiaries. Global Mofy China was established on November 22, 2017 under the laws of the PRC. Global Mofy China has three wholly-owned subsidiaries, Kashi Mofy Interactive Digital Technology Co., Ltd. (“Kashi Mofy”), Shanghai Moying Feihuan Technology Co., Ltd. (“Shanghai Mofy”) and Mofy Filming (Hainan) Co., Ltd. (“Mofy Hainan”), which were established on July 31, 2019, May 11, 2020 and January 4, 2021 in China, respectively. Global Mofy China acquired 60% shares of Mofy (Beijing) Filming Technology Co., Ltd. (Beijing Mofy) and Xi’an Digital Cloud Database Technology Co., Ltd. (“Mofy Xi’an”) on February 7, 2018 and June 8, 2018, respectively. On December 1, 2021, Global Mofy China entered into an equity share transferring agreement with a third-party individual and transferred its 100% equity interest in Mofy Hainan for consideration of RMB1. Such transferring was completed on December 3, 2021. Mofy Hainan has no active business operation since its inception on January 4, 2021.

In preparation for listing in a stock market of the United States of America, the Company underwent a reorganization through entering into various contractual arrangements (the “Contractual Arrangements”), which, effective from January 5, 2022, between Global Mofy WFOE, Global Mofy China and their respective equity holders (the “Corporate Reorganization”) due to regulatory restrictions on foreign ownership in the radio and television program production and operation business and value-added telecommunications business in the PRC. In June, 2022, the Company removed the radio and television program production from its business scope and the reason to use the VIE structure was no longer relevant. Historically, the Company did not produce any radio or television program.

On June 28, 2022, Global Mofy WFOE entered into equity transfer agreements with each shareholder of Global Mofy China to purchase all the equity interest in Global Mofy China. On July 8, 2022, Global Mofy WFOE, Global Mofy China and shareholders of Global Mofy China signed a termination agreement of the VIE Agreements. The VIE structure was dissolved. The restructure was completed on July 8, 2022. As a result, Global Mofy China became a wholly owned subsidiary of Global Mofy WFOE. Immediately before this acquisition, Global Mofy China was a foreign-invested joint venture.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Global Mofy Cayman together with its wholly owned subsidiaries Global Mofy HK, Global Mofy WFOE and Global Mofy China and its subsidiaries were effectively controlled by the same shareholders before and after the reorganization and therefore the Reorganization was considered under common control and included at their historical carrying values. The consolidation of the Company has been prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

Global Mofy Cayman and its subsidiaries (the “Company”), mainly engaged in providing virtual content production and online advertising services. The Company’s headquarters are located in the city of Beijing, China.

As of March 31, 2024, the Company’s major subsidiaries are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Global Mofy HK Limited (“Global Mofy HK”)	October 21, 2021	Hong Kong	100%	Investment holding
Mofy Metaverse (Beijing) Technology Co., Ltd (“Global Mofy WFOE”)	December 09, 2021	PRC	100%	Investment holding
Zhejiang Mofy Metaverse Technology Co., Ltd (“Zhejiang WFOE”)	April 03, 2023	PRC	100%	Virtual technology service and digital marketing
Global Mofy (Beijing) Technology Co., Ltd. (“Global Mofy China”)	November 22, 2017	PRC	100%	Virtual technology service, digital marketing and digital asset development
Kashi Mofy Interactive Digital Technology Co., Ltd. (“Kashi Mofy”)	July 31, 2019	PRC	100%	Virtual technology service and digital marketing
Shanghai Moying Feihuan Technology Co., Ltd. (“Shanghai Mofy”)	May 11, 2020	PRC	100%	Virtual technology service and digital marketing
Xi’an Shuzi Yunku Technology Co., Ltd (Xi’an Mofy)	June 8, 2018	PRC	60%	Virtual technology service
Mofy (Beijing) Filming Technology Co., Ltd. (Beijing Mofy)	February 7, 2018	PRC	60%	Virtual technology service

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and have been consistently applied for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

In the opinion of management, all adjustments (consisting of normal recurring accruals) and disclosures necessary for a fair presentation of these interim condensed consolidated financial statements have been included. The results reported in the condensed consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year. The accompanying condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all information and footnotes necessary for a complete presentation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”).

Certain information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in elsewhere in this report.

(b) Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

(c) Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

(d) Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests represent a minority shareholder’s 40% and 40% ownership interest in Beijing Mofy and Xi’an Mofy as of March 31, 2024 and September 30, 2023, respectively.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s unaudited condensed consolidated balance sheets and have been separately disclosed in the Company’s unaudited condensed consolidated statements of comprehensive income to distinguish the interests from that of the Company.

(e) Use of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for credit loss, useful lives of property, equipment and intangible assets, the recoverability of long-lived assets, warrant liabilities, uncertain tax position. Actual results could differ from those estimates.

(f) Cash

Cash includes cash on hand and demand deposits placed with commercial banks. The Company maintains most of the bank accounts in mainland China.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g) Short-term investments

Short-term investments consist of wealth management products issued by private equity fund. During the year ended September 30, 2023, the Company purchased certain wealth management products through private equity fund and accounted for such investments as “short-term investments” and measure the investments at fair value. The Company had unrealized gain of $15,000 in investments for the six months ended March 31, 2024.

(h) Allowance for credit losses

On October 1, 2023, the Company adopted ASC 326, Credit Losses (“ASC 326”) which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Company used a modified retrospective approach and did not restate the comparable prior periods, which resulted in $396,000 credit losses for accounts receivable and $374,368 credit losses for advance to vendors recorded in the opening balance of retained earnings, a cumulative effect to increase the opening balance of retained earnings on October 1, 2023 by $770,368.

Upon adoption of ASC 326, the Company maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable and advance to vendors, and the estimated credit losses charged to the allowance is classified as “General and administrative expenses”. The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on size, nature and on an individual basis when identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customer or vendor based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred. The Company generally does not require collateral from its customers.

(i) Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Depreciation expense was $7,172 and $6,162 for the six months ended March 31, 2024 and 2023, respectively.

Estimated useful lives are as follows:

Office equipment	3 years
Leasehold improvement	Shorter of lease terms and estimated useful lives

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j) Intangible assets, net

Intangible assets are digital assets acquired from third-party suppliers, which mainly includes 3D models with finite lives are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic live.

Estimated useful lives are as follows:

Category	Estimated useful lives
Licensed digital assets	3-5 years

(k) Long-term investments

The Company’s long-term investments include equity investments in entities. Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

In December 2023, the Company made investment of $276,977 (or RMB2,000,000) in New Era (Beijing) Technology Co., Ltd (“New Era Technology”), over which the Company owned 6.25% equity interest. The carrying value of the Company’s long-term investments measured under this alternative measurement was $276,977 as of March 31, 2024.

(l) Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When such events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the six months ended March 31, 2024 and 2023.

(m) Fair value of financial instruments

The Company applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, advances to vendors, prepaid expenses and other current assets, short-term bank loans, accounts payable, advance from customers, due to related parties, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

The following table presents the balance of assets measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3
As of September 30, 2023
Short-term investments	$—	$780,000	$—
Warrant liability	—	—	1,028,821
Total	$—	$780,000	$1,028,821

	Level 1	Level 2	Level 3
As of September 30, 2023
Short-term investments	$—	$780,000	$—
Total	$—	$780,000	$—

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n) Leases

The Company accounted for leases in accordance with ASC Topic 842, Leases. The Company determines if an arrangement is a lease at inception. All the Company’s leases are operating leases. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate (“IBR”) based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets for the six months ended March 31, 2024 and 2023.

The Company elected not to record assets and liabilities on its consolidated balance sheet for lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

(o) Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective approach for the year ended September 30, 2020 and has elected to apply it retrospectively for the year ended September 30, 2019. In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (i) identify the contracts with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when, or as the entity satisfies a performance obligation.

The Company’s revenues are derived principally from virtual technology service, digital marketing and digital asset development and others. Value added taxes (“VAT”) are presented as a reduction of revenues.

Revenue from virtual technology service

The Company engages in virtual content production for visual effect in movies, television series, animations, games, advertisement, tourism, and augmented reality (“AR”) and virtual reality (“VR”) technology etc. The virtual content production contracts are primarily on a fixed price basis, which require the Company to perform services for visual effect design, content development, production and integration based on customers’ specific needs. The required production period is generally less than one year.

The virtual content production services are considered as a single performance obligation because the Company provides a significant service of integrating different services underlying each contract, which are highly interdependent and interrelated with one another. The Company currently does not have any modification of contract and the contracts currently do not have any variable consideration.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The customer of the virtual content production contract can only obtain control of the produced virtual content after the project is completed. The Company satisfy its performance obligation at a point in time only when it transfers the developed content to the customer. The virtual content are assets when they are developed by the Company. The Company can direct the use of the product and obtain substantially all of the remaining benefits of the asset. The customer can direct the use and obtain benefits of the assets only after the development completed and control transfer occurred from the Company upon acceptance by the customer. The customer does not simultaneously receive or consume the benefits provided by the Company’s performance as the Company performs. The customer can only benefit from the final output of the virtual content as delivered by the Company. The customer does not have control over the content as it is developed. The developed virtual content may be sold as digital assets by the Company and the payment collected in advance based on the contract upon each milestone would be refundable if the Company does not meet the customer’s needs or there is other default. Hence, none of the criteria of ASC 606-10-25-27 is met. Revenue from virtual content production is recognized at a point in time when the Company satisfies the performance obligation by transferring promised virtual content product upon acceptance by customers.

Revenue from digital marketing

The Company enters into two types of digital marketing contracts directly with customers. For one type of contracts, pursuant to which the Company provides advertisement production and promotion services to customers. The advertisements are in different format, including but not limited to short video, landing pages and static materials. The Company considers that both of the advertisement production and promotion services are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations. The Company engages third-party advising distributor while providing the promotion services. The Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the production of content for advertisements and (ii) having latitude in select third party distributors for promotion and establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Under a framework contract, the Company receives separate purchase orders from customers. Accordingly, each purchase order is identified as a separate performance obligation, containing a bundle of advertisements that are substantially the same and that have the same pattern of transfer to the customer. Where collectability is reasonably assured, revenue is recognized over the service period of the purchase order, which is based on specific action (i.e. cost per mille “CPM”) for online display.

The amount of the revenue is the gross billing charged to the customers. Revenue is recognized on a CPM basis as impressions or clicks are delivered through the Group’s display of the advertisements in accordance with the revenue contracts.

The Company entered into another type of contracts with advertisers during the fiscal year 2022. Pursuant to which, the Company earns net fees from advertisers by acting as an agent to purchase advertisement inventories and advertise services on behalf of the advertisers. The Company recognizes revenues over the contracted service period. The Company is not a principal in these arrangements as it does not obtain control of ad inventories or advertising services, and therefore recorded net revenues at the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from digital asset development and others

The Company enters into copyright licensing contracts to authorize production rights, adaption rights, sublicense rights of licensed copyrights and digital assets with entertainment production companies. The licensing provides customers the right to use the Company’s IP as it exists since neither the criteria as stated in ASC 610-10-55-62 is met. The specific licensed copyrights and digital assets authorized to customers are all developed IP, which are unique and do not require ongoing maintenance or effort from the Company to assure the usefulness of the license. The Company is entitled to receive the license fee under the licensing arrangements and does not have any future obligation once it has provided the underlying IP content to the licensee. The Company may use such authorized assets as a base model to produce new digital assets, however, these customers will not be contractually or practically required to use them. The revenue is recognized at a point in time when the licensed copyright and digital asset is made available for the customer’s use and benefit.

Disaggregation of revenue

The following table summarized disaggregated revenue for the six months ended March 31, 2024 and 2023:

	For the Six Months Ended March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Category of Revenue
Virtual technology service	$8,968,867	$7,923,124
Digital marketing	—	—
Digital asset development and others	10,950,092	4,900,462
	$19,918,959	$12,823,586
Timing of Revenue Recognition
Services transferred at a point in time	$19,918,959	$12,823,586
Services transferred over time	—	—
	$19,918,959	$12,823,586

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract balance

The Company recognizes accounts receivable in its unaudited condensed consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. Payments received from its customers are based on the payment terms established in its contracts. Such payments are initially recorded to advance from customers and are recognized into revenue as the Company satisfies its performance obligations. As of March 31, 2024 and September 30, 2023, the balance of advance from customers amounted to $1,025,481 and $345,838, respectively. Substantially all of advance from customers will be recognized as revenue during the Company’s following fiscal year.

(p) Cost of revenue

Cost of revenues consists primarily of outsourcing content production cost, amortization cost of intangible assets, payroll and related costs for employees involved with the Company’s operations and product support, such as rental and depreciation expenses. These costs are charged to the unaudited condensed consolidated statement of comprehensive income as incurred.

(q) Selling expenses

Selling expenses consist primarily of promotion and advertising expenses, staff costs and other daily expenses which are related to the selling and marketing departments. These expenses are charged to the unaudited condensed consolidated statement of comprehensive income as incurred.

(r) General and administrative expenses

General and administrative expenses consist primarily of salaries and welfare expenses and related expenses for employees involved in general corporate functions, including accounting, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses, professional service fees and other related expenses. These expenses are charged to the unaudited condensed consolidated statement of comprehensive income as incurred.

(s) Research and development expenses

Research and development expenses consist primarily of employee salaries and benefits for research and development personnel, allocated overhead and outsourced development expenses. Cost incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold during the planning and designing stage are expensed when incurred and are included in the research and development expenses. Costs incurred in the development phase subsequent to establishing technological feasibility of such IP are capitalized. During the six months ended March 31, 2024 and 2023, as no such costs qualified for capitalization, all of the cost incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold are expensed.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(t) Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain. The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the six months ended March 31, 2024 and 2023.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. Additionally, in future periods, changes in facts and circumstances, and new information may require the Company and its wholly-owned subsidiaries to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period which the change occurs. ASC 740 also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. As of March 31, 2024 and September 30, 2023, there were $3,489,981 and $1,066,949 respectively of unrecognized tax benefits included in income tax payable that if recognized would impact the effective tax rate. As of March 31, 2024, income tax returns for the tax years ended December 31, 2019 through December 31, 2023 remain open for statutory examination.

(u) Value added tax (“VAT”)

The Company’s PRC subsidiaries are subject to value added tax (“VAT”) and related surcharges based on gross sales or service price depending on the type of services provided in the PRC (“output VAT”), and the VAT may be offset by VAT paid by the Company on service purchases (“input VAT”). The applicable rate of output VAT or input VAT for the Company is 6%. Gross sales or service price charged to customers is subject to output VAT at a rate of 6% and subsequently paid to PRC tax authorities after netting input VAT on purchases incurred during the period. The Company’s revenues are presented net of VAT collected on behalf of PRC tax authorities and its related surcharges; the VAT is not included in the consolidated statements of comprehensive income (loss). All of the VAT returns filed by the Company’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v) Warrant Liabilities

The Company accounts for the warrants issued in connection with ordinary shares (see note 12) in 2023 in accordance with the guidance contained in Accounting Standards Codification (“ASC”) 815-40 Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815”) under which the warrants do not meet the criteria for equity treatment and will be recorded as liabilities. Accordingly at initial recognition, the Company classifies such warrants as liabilities at their fair value. This warrant liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the consolidated statements of operations.

(w) Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing net income (loss) available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period.

Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. Potential ordinary share that has an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. The Company had warrant which could potentially dilute basic income per ordinary share in the future. To calculate the number of shares for diluted income per ordinary shares, the effect of the warrant is computed using the treasury stock method.

(x) Foreign currency translation and transactions

The reporting currency of the Company is U.S. dollars (“US$”) and the accompanying consolidated financial statements have been expressed in US$. The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using the Chinese Yuan (“RMB”), the local currency, as the functional currency. The Company’s consolidated financial statements have been translated into the reporting currency, US$. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity (deficit). Gains and losses from foreign currency transactions and balances are included in the results of operations.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	March 31, 2024	September 30, 2023
Period-end spot rate	7.2203	7.2960

	For the Six Months Ended March 31,
	2024	2023
Average rate	7.2064	7.0533

(y) Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and the types of customers to help users of financial statements to better understand the Company’s performance, assess its prospects for future cash net cash flow and make more informed judgements about the Company in a whole.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expense are derived in the PRC. Therefore, no geographical segments are presented.

(z) Significant risks and uncertainties

Currency convertibility risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration and credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman. As of March 31, 2024 and September 30, 2023, cash balances in the PRC are $7,244,241 and $10,195,088, respectively. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB500,000 for one bank. Other than such deposit insurance mechanism, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash are financially sound based on public available information.

Accounts receivables are typically unsecured and derived from services rendered to customers that are located in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its accounts receivable with specific customers.

Major Customers

For the six months ended March 31, 2024, two customers accounted for approximately 15% and 11% of total revenues, respectively. For the six months ended March 31, 2023, one customer accounted for approximately 13% of total revenues, respectively.

As of March 31, 2024, the balance due from three customers accounted for approximately 26%, 20% and 16% of the Company’s total accounts receivable, respectively. As of September 30, 2023, the balance due from four customers accounted for approximately 23%, 16%, 16% and 15% of the Company’s total accounts receivable, respectively.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Major Suppliers

For the six months ended March 31, 2024, three suppliers accounted for approximately 11%, 10% and 10% of the total purchases, respectively. For the six months ended March 31, 2023, four suppliers accounted for approximately 26%, 17%, 10% and 10% of the total purchases, respectively.

As of March 31, 2024, three suppliers accounted for approximately 17%, 13% and 10% of the Company’s accounts payable, respectively. As of September 30, 2023, two suppliers accounted for approximately 26% and 21% of the Company’s accounts payable, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the Company’s interest risk exposure.

(aa) Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280)”. The amendment in this Update is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments also require a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. For public entity with single reportable segment, the Update requires the entity to provide all the disclosures required by the amendments in the ASU and all existing segment disclosures in Topic 280. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company will adopt this ASU on October 1, 2024 and expects that the adoption will not have a material impact on the Company’s consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The Update requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate). The ASU is effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company will adopt this ASU on October 1, 2025. The Company does not expect the adoption will have a material impact on the Company’s consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of comprehensive income and cash flows.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	March 31, 2024	September 30, 2023
	(Unaudited)
Accounts receivable	$3,303,483	$3,682,126
Less: allowance for credit losses	(124,935)	(395,796)
Accounts receivable, net	$3,178,548	$3,286,330

The movement of allowance for credit loss is as follows:

	March 31, 2024	September 30, 2023
	(Unaudited)
Balance at beginning of the year	$395,796	$4,780
Adoption of ASC 326	(395,237)	—
Addition	120,458	404,595
Write-off	—	—
Foreign exchange translation	3,918	(13,579)
Balance at end of the year	$124,935	$395,796

NOTE 4 — ADVANCE TO VENDORS

Advance to vendors consisted of the following:

	March 31, 2024	September 30, 2023
	(Unaudited)
Prepayments for virtual technology services	$861,724	$277,952
Prepayments for digital assets development	1,858,357	3,723,351
Subtotal	2,720,081	4,001,303
Less: allowance for credit losses	(80,096)	(386,542)
	2,639,985	3,614,761
Less: advance to vendors - noncurrent	1,858,357	1,020,874
Advance to vendors – current	$781,628	$2,593,887

Advance to vendors primarily consisted of prepayments for virtual technology services, digital marketing and digital assets development outsourced to third party vendors. As of March 31, 2024 and September 30, 2023, allowance recorded of $80,096 and $386,542, respectively. As of March 31, 2024, $1,858,357 advances made to vendors for digital assets to be acquired was recorded advance to vendor — noncurrent in the balance sheets.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — LOANS RECEIVABLE, NET

Loans receivable, net consisted of the following:

	March 31, 2024	September 30, 2023
	(Unaudited)
Wuyuan Yangyang Culture Media Studio (“Yangyang”)(a)	$—	$287,829
Hanning Jin(c)	9,002	—
DXPROMISING HOLDING CO., LTD(d)	4,685,998	—
Moxing Shangxing (Beijing) Technology Co., Ltd(e)	261,070	—
SHH Holding (Hong Kong) Limited(f)	200,000	—
	5,156,070	287,829
Less: allowance for doubtful accounts	—	—
Total loans receivable, net – current	$5,156,070	$287,829
Pingnan Motian Culture Media Studio (“Pingnan”)(b)	$—	$438,596
Hanning Jin(c)	—	8,909
	$—	$447,505
Less: allowance for doubtful accounts	—	—
Total loans receivable, net – noncurrent	$—	$447,505
Total loans receivable, net	$5,156,070	$735,334

(a)	On June 28, 2022, Global Mofy China renewed the loan agreement with Yangyang to extend the loan term of the loan receivable balance of $295,213 (or RMB2,100,000) for its working capital needs for one year and interest rate remained the original fixed rate of 5.2% per annum. On June 28, 2023, Global Mofy China renewed the loan with Yangyang for one year at an annual rate of 5.2%. The loan was fully collected in January 2024.

(b)	On October 20, 2022, Global Mofy China renewed the loan agreement with Pingnan to extend the loan term of the loan receivable balance of $449,849 (or RMB3,200,000) for its working capital needs for one year and interest rate remained the original fixed rate of 5.2% per annum. On October 20, 2023, Global Mofy China renewed the loan with Pingnan for one year at an annual rate of 5.2%. The loan was fully collected in January 2024.

(c)	On January 14, 2023, Global Mofy China renewed the interest-free loan agreement with Hanning Jin to extend the loan term of the loan receivable balance of $9,137 (or RMB65,000) for one year. In January 2024, Global Mofy China renewed the interest-free loan with Hanning Jin for one year.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — LOANS RECEIVABLE, NET (cont.)

(d)	On October 1, 2023, Global Mofy Cayman entered into a loan agreement with a third party, DXPROMISING HOLDING CO., LTD (“DXPROMISING”) to lend the maximum amount of $8,800,000 for its working capital needs with a maturity date of September 30, 2024. The loan bores a fixed interest rate of 5.2% per annum. As of March 31, 2024, the outstanding balance is $4,685,998.

(e)	On October 9, 2023, Global Mofy China entered into a loan agreement with a third party, Moxing Shangxing Culture Media Studio (“Moxing”) to lend the maximum amount of $761,741 (or RMB5,500,000) for its working capital needs with a maturity date of October 9, 2024. The loan bores a fixed interest rate of 5.2% per annum. As of March 31, 2024, the outstanding balance is $261,070.

(f)	On October 17, 2023, Global Mofy Cayman entered into a loan agreement with a third party, SHH Holding (Hong Kong) Limited (“SHH”) to lend $200,000 for its working capital needs with a maturity date of October 17, 2024. The loan bores a fixed interest rate of 5.2% per annum.

For the six months ended March 31, 2024 and 2023, interest income related to the above loans amounted to $191,399 (or RMB1,379,298) and $22,686 (or RMB158,263), respectively.

NOTE 6 — INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	March 31, 2024	September 30, 2023
	(Unaudited)
Licensed digital assets:
Gross carrying amount	$30,798,258	$6,918,572
Accumulated amortization	(2,045,337)	(412,780)
Intangible assets, net	$28,752,921	$6,505,792

Aggregate Amortization expenses:
For six months ended 3/31/2024	$1,631,370

Estimated Amortization Expenses:
For year ended 3/31/2025	$6,285,154
For year ended 3/31/2026	$6,219,434
For year ended 3/31/2027	$5,971,398
For year ended 3/31/2028	$5,987,758
For year ended 3/31/2029	$4,289,177

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — INTANGIBLE ASSETS, NET (cont.)

The movement of intangible assets is as follows:

	As of March 31, 2024
	Gross Carrying Amount	Accumulated Amortization
	(Unaudited)	(Unaudited)
Balance at beginning of the year	$6,918,572	$412,780
Additions(a)	23,807,150	1,631,370
Disposal	—	—
Foreign exchange translation	72,536	1,187
Balance at end of the year	$30,798,258	$2,045,337

(a)	Additions are all acquired from third-party suppliers in the current period.

Amortization expense was $1,631,370 and $426,983 for the six months ended March 31, 2024 and 2023, respectively. Costs incurred to renew or extend the term of recognized intangible assets are capitalized and amortized over the useful life of the asset. For the six months ended March 31, 2024 and 2023, no such cost incurred.

NOTE 7 — LEASES

The Company’s leasing activities primarily consist of eight operating leases for offices and vehicles. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet. The Company has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

	March 31, 2024	September 30, 2023
	(Unaudited)
Operating lease right-of-use assets	$954,342	$954,771
Operating lease liabilities – current	$318,824	$293,040
Operating lease liabilities – noncurrent	449,726	556,674
Total operating lease liabilities	$768,550	$849,714

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — LEASES (cont.)

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	March 31, 2024	September 30, 2023
Weighted-average remaining lease term (years)	2.70	2.45
Weighted-average discount rate	4.75%	4.75%

During the six months ended March 31, 2024 and 2023, the Company incurred total operating lease expenses of $193,045 and $76,375, respectively.

The following table summarizes the maturity of operating lease liabilities as of March 31, 2024:

12 months ending March 31,	Operating
US$
2025	$347,294
2026	323,289
2027	141,096
Thereafter	—
Total lease payments	811,679
Less: imputed interest	(43,129)
Total lease liabilities	$768,550

NOTE 8 — SHORT-TERM BANK LOANS

Short-term bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

	March 31, 2024	September 30, 2023
	(Unaudited)
Bank of China(1)	$415,495	$—
Bank of Nanjing(2)	415,495	411,184
Bank of Huaxia(3)	692,493	1,370,614
Bank of Hangzhou(4)	415,495	685,307
Deferred financing costs(5)	(7,045)	(24,496)
Total	$1,931,933	$2,442,609

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SHORT-TERM BANK LOANS (cont.)

(1)	On November 16, 2023, Global Mofy China entered into a loan agreement with Bank of China to obtain a loan of $415,495 (or RMB3,000,000) for a term from November 30, 2023 to November 30, 2024 at a fixed annual interest rate of 2.8%. The loan is guaranteed by a third party, Beijing Shichuang Tongsheng Financing Guarantee Limited.

(2)	On July 29, 2022, Global Mofy China entered into a loan agreement with Bank of Nanjing to obtain a loan of $140,578 (or RMB1,000,000) for a term from July 29, 2022 to July 29, 2023 with an annual interest rate of 6%. The Company repaid the loan on July 31, 2023.

On March 31, 2022, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $281,155 (or RMB2,000,000) of loan for the period from March 31, 2022 to March 31, 2023 with an annual interest rate of 6.0%. The Company repaid the loan in advance on March 16, 2023.

On March 17, 2023, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $274,123 (or RMB2,000,000) of loan for the period from March 17, 2023 to March 17, 2024 with an annual interest rate of 6%. The Company repaid the loan in full upon maturity and renewed a loan to borrow $276,997 (or RMB2,000,000) From March 19, 2024 to March 18, 2025 with an annual interest rate of 5%.

On September 20, 2023, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $138,498 (or RMB1,000,000) of loan for the period from September 20, 2023 to September 20, 2024 with an annual interest rate of 5.5%.

Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO, together with his wife, Ms. Dong Mingxing, guaranteed the repayment of these loans.

(3)	On July 27, 2022, Global Mofy China and Huaxia Bank entered into a loan agreement to borrow $702,889 (or RMB5,000,000) of loan for the period from July 27, 2022 to July 27, 2023 with a floating annual interest rate. The Company is required to make monthly interest payment with principal due at maturity. The Company repaid the loan on July 31, 2023.

On March 17, 2023, Global Mofy China and Huaxia Bank entered into a loan agreement to borrow $685,307 (or RMB5,000,000) of loan for the period from March 17, 2023 to March 17, 2024 with a floating annual interest rate. The Company repaid the loan in full upon maturity.

On August 30, 2023, Global Mofy China and Huaxia Bank entered into a loan agreement to borrow $692,493 (or RMB5,000,000) of loan for the period from August 30, 2023 to August 30, 2024 with a floating annual interest rate.

Beijing Zhongguancun Technology Financing Guarantee Limited guaranteed the repayment of these loans.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SHORT-TERM BANK LOANS (cont.)

(4)	On February 13, 2023, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $274,123 (or RMB2,000,000) for a term from February 13, 2023 to February 12, 2024 at a fixed annual interest rate of 4.35%. The loan is guaranteed by a third party, Beijing Yizhuang Guoji Financing Guarantee Limited. The Company repaid the loan in full upon maturity on February 12, 2024.

On March 30, 2023, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $411,184 (or RMB3,000,000) for a term from March 30, 2023 to December 29, 2023 at a fixed annual interest rate of 4.35%. The Company’s CEO, Mr. Haogang Yang, and his wife, Ms. Mingxing Dong, provided guarantee to this loan. The Company repaid the loan in full on December 20, 2023. The Company renewed the loan of $415,495 (or RMB3,000,000) for a term from December 26, 2023 to June 25, 2024 at a fixed annual interest rate of 4.35%. The Company repaid the loan in full upon maturity.

(5)	In order to obtain the guarantees provided by the third-party guaranty company for the loans from banks, the Company incurred guarantee fees, which are deferred and presented on the consolidated balance sheets as a direct deduction from the carrying amount of the loans and amortized to interest expense over the term of the associated loans.

For the six months ended March 31, 2024 and 2023, the weighted average annual interest rate for the bank loans was approximately 5.87% and 5.31%, respectively. Interest expenses for the above-mentioned loans amount to $58,590 and $43,144 for the six months ended March 31, 2024 and 2023, respectively.

NOTE 9 — ACCOUNTS PAYABLE

	March 31, 2024	September 30, 2023
	(Unaudited)
Payable for digital assets	$1,570,653	$176,404
Payable for virtual technology services	373,721	354,687
Total accounts payable	$1,944,374	$531,091

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES

Corporation Income Tax (“CIT”)

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Global Mofy HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Global Mofy HK did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Global Mofy HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis.

Kashi Mofy is subject to a five- year income tax holiday since generating revenues, as it is incorporated in the Kashi Economic District, Xinjiang province. The five-year income tax holiday of Kashi Mofy will end on December 31, 2023. Starting from January 1, 2024, Kashi Mofy is eligible for a preferential tax rate of 9%.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (cont.)

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. “05-Global Mofy China” obtained its HNTE certificate on October 21, 2020 and re-applied its HNTE certificate on October 26, 2023. Therefore, “05-Global Mofy China” is eligible to enjoy a preferential tax rate of 15% from 2020 to 2025 to the extent it has taxable income under the EIT Law.

The provision for income tax consisted of the following:

	For the Six Months ended March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Current income tax expense	$20,305	$248,796
Uncertain tax provisions	2,416,499	—
Deferred income tax expense	—	(72,879)
Income tax provision	$2,436,804	$175,917

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the Six Months Ended March 31,
	2024	2023
PRC statutory tax rate	25.0%	25.0%
Effect of preferential tax rate(a)	0.3%	(2.8)%
Additional deduction for R&D expenses	(0.3)%	0.0%
Non-deductible expenses	0.9%	0.0%
Effect of change in valuation allowance	(0.2)%	(4.3)%
Effect of different tax rates in a foreign jurisdiction	(6.6)%	0.0%
Effective tax rate	19.1%	17.9%

(a)	The Company’s subsidiaries, Global Mofy China, Kashi Mofy, Shanghai Mofy, Xi’an Mofy and Beijing Mofy are subject to different favorable tax rates and tax holiday for the six months ended March 31, 2024 and 2023. For the six months ended March 31, 2024 and 2023, the tax saving as the result of the favorable tax rate and tax holiday amounted to $37,209 and $2,079, respectively.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (cont.)

Deferred tax assets and liabilities

Components of deferred tax assets and liabilities were as follows:

	March 31, 2024	September 30, 2023
	(Unaudited)
Provision for doubtful debt	$30,107	$110,374
Tax loss carry forwards	113,045	70,341
Operating lease liabilities	120,111	133,489
Total deferred tax assets	263,263	314,204
Less: Valuation allowance	(136,237)	(162,974)
Total deferred tax assets, net of valuation allowance	$127,026	$151,230

	March 31, 2024	September 30, 2023
	(Unaudited)
Right of use assets	$127,026	$151,230
Total deferred tax liabilities	127,026	151,230
Total deferred tax assets, net	$—	$—

As of March 31, 2024, the Company has total of net operating loss carry forward of approximately $0.6 million in the PRC that expire from 2025 through 2028. Due to the uncertainty of utilizing these carry forwards, the Company provided a 100% valuation allowance on the deferred tax assets of $136,237 and $162,974 as of March 31, 2024 and September 30, 2023, respectively.

Uncertain Tax Position

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	March 31, 2024	September 30, 2023
	(Unaudited)
Balance as of beginning of year	$1,066,949	$—
Increase related to prior year tax positions	—	5,639
Increase related to current year tax positions	2,416,499	1,061,310
Foreign exchange translation	6,533	—
Balance as of end of year	$3,489,981	$1,066,949

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (cont.)

As of March 31, 2024 and September 30, 2023, there were $3,489,981 and $1,066,949 of unrecognized tax benefits, respectively, which would affect the effective tax rate if recognized.

In general, the PRC tax authority has up to five years to contact examinations of the Company’s tax filings. As of March 31, 2024, tax years ended December 31, 2019 through December 31, 2023 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Tax payable

The tax payable consisted of the following:

	March 31, 2024	September 30, 2023
	(Unaudited)
VAT payable	$2,552	$487,744
Uncertain tax provision	—	1,066,949
Other tax	2,037	366
Tax payable, current	$4,589	$1,555,059

Uncertain tax provision	$3,489,981	$—
Tax payable, noncurrent	$3,489,981	$—

NOTE 11 — EQUITY

Ordinary shares

The Company was established under the laws of the Cayman Islands on September 29, 2021. The authorized number of ordinary shares upon incorporation of the Company was 5,000,000,000 shares with a par value of $0.00001 per share, and 5,000,000 ordinary shares were issued on September 29, 2021.

On January 15, 2022, the Company issued 130,631 ordinary shares at par value $0.00001 per share to a new investor, Viru Technology Limited (the “Viru Technology”). The total cash consideration of $2,000,000 was received in April 2022.

On September 16, 2022, the Company’s shareholders and Board of Directors approved a 1-to-5 share split, following which the authorized share capital of $50,000 was divided into 25,000,000,000 ordinary shares with a par value of $0.000002 each, and the issued shares was divided into 25,000,000 ordinary shares. On September 16, 2022, all the existing shareholders of the Company surrendered a total of 1,653,155 ordinary shares of $0.000002 par value each for no consideration, of which 41,155 ordinary shares were surrendered by Viru Technology. The Company has cancelled the 1,653,155 of surrendered shares concurrently. The Company believes its is appropriate to reflect the share split on a retrospective basis pursuant to ASC 260. The Company has retrospectively restated all shares and per share data for all periods presented.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — EQUITY (cont.)

On November 15, 2022, all existing shareholders surrendered in an aggregative of 381,963 ordinary shares on a pro-rata basis for no consideration. The Company has cancelled the 381,963 of surrendered shares concurrently. On the same day, the Company, together with Mr. Haogang Yang, our founder and CEO, certain BVI founder entities and all its subsidiaries in Hong Kong and mainland China, entered into an equity investment agreement with Standard International Capital Partners SPC (for and on behalf of Standard International Capital Partners Fund I SP), a segregated portfolio company organized and existing under the laws of the Cayman Islands (the “Investor”), pursuant to which the Investor agreed to invest $1.5 million in Global Mofy Cayman for 381,963 ordinary shares.

On February 10, 2023, the Company entered into a share purchase agreement with Anguo Jijian Enterprise Management Co., Ltd (“Anguo”), Anjiu Jiheng Enterprise Management Co., Ltd (“Anjiu”), and Anling Management Co., Ltd (“Anling”), pursuant to which the Company issued 740,829, 740,829, and 444,497 ordinary shares, par value US$0.000002, to Anguo, Anjiu, and Anling, respectively, for an aggregate issue price of $9.4 million (RMB65,000,000). All of the $9.4 million was received at the end of March 2023.

In October 2023, the Company completed initial public offering, issued and sold 1,240,000 Ordinary Shares, of which 1,200,000 shares related to the public offering, and 40,000 shares to an over-allotment arrangement, at $5.00 per share for $6.2 million. The net proceeds of $5.2 million after deducting underwriting discounts and the offering expenses payable was received by the Company.

On December 29, 2023, the Company reach agreement to sell 1,379,313 ordinary shares accompanying warrants of 2,068,970 shares to two institutional investors established in the United States and Canada respectively, at $7.25 per share for $10.0 million (“the Transaction”). The date of original issuance is January 3, 2024 (“Issuance Date”). The net proceeds of $8.9 million was received on January 4, 2024.

As a result, there were 28,545,468 and 25,926,155 ordinary shares issued and outstanding as of March 31, 2024 and September 30, 2023, respectively.

Warrants (“The Warrant”)

On the Issuance Date, the investors were issued warrants to purchase up to 2,068,970 Ordinary Shares, exercisable at $8.00 per share for thirty-six months from the Issuance Date.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — EQUITY (cont.)

On the Issuance Date, Sabby Volatility Warrant Master Fund, Ltd. was issued warrants to purchase up to 1,241,381 Ordinary Shares, exercisable at $8.00 per share for thirty-six months from the Issuance Date.

As of March 31, 2024, there were 2,068,970 warrants outstanding. The Warrants contain an alternate cashless exercise right for the warrant holders to exercise some or all of warrant into 0.4 of ordinary shares without consideration after six months of the Issuance Date. The Warrants are classified as a liability. The Company uses the Binominal Tree pricing model to value the Warrants and the fair value allocated to the Warrants at the date of issuance was $7,772,140. The fair value of these warrants is classified as Level 3 in the fair value hierarchy.

The fair value of the warrants liability as at March 31, 2024, was $1,028,821 resulting in a gain on changes in fair value of $6,743,319 for the six months ended March 31, 2024.

The fair value was determined using the Binominal Tree pricing model and the following assumptions:

	January 3, 2024	March 31, 2024
Share price	$4.83	$0.82
Exercise price	$8.00	$8.00
Expected dividend yield	-	-
Risk free interest rate	4.08%	4.46%
Expected life	3.0	2.8
Expected volatility	$140.1%	$137.6%

Statutory reserve

In accordance with the PRC Company Laws, the Company’s subsidiaries in the PRC are required to provide for statutory reserves, which are appropriated from net profit as reported in the Company’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends. As of September 30, 2023 and 2022, the statutory reserves of the Company’s PRC subsidiaries have not reached 50% of their respective registered capital. As of March 31, 2024 and September 30, 2023, the Company’s PRC subsidiaries collectively attributed $1,086.591 and $368,271 of retained earnings for their statutory reserves, respectively.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

GLOBAL MOFY METAVERSE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — EQUITY (cont.)

Foreign exchange and other regulations in the PRC may further restrict the Company’s subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries as determined pursuant to PRC generally accepted accounting principles. As of March 31, 2024 and September 30, 2023, restricted net assets of the Company’s PRC subsidiaries were $4,818,819 and $4,100,499, respectively.

NOTE 12 — EARNINGS PER SHARE

Basic and diluted earnings per share is calculated as follows

	For the Six Months Ended March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Numerator:
Net income attributable to Global Mofy Metaverse Limited	$10,319,418	$526,662
Denominator:
Denominator for basic earnings per share:
Weighted average number of ordinary shares outstanding
—basic	27,830,578	24,254,421
Diluted effect of outstanding warrants	827,588	—
Denominator for diluted earnings per share
—diluted	28,658,166	24,254,421
Basic earnings per share	$0.37	$0.02
Diluted earnings per share	$0.36	$0.02

NOTE 13 — SUBSEQUENT EVENTS

On July 5, 2024 and July 9, 2024, holders of the Warrants exercised the 2,068,970 Warrants on an alternative cashless basis to purchase 827,589 ordinary shares, As a result, the Warrants have been fully exercised.